EXHIBIT 99.1

For Further Information Contact: Nymox Pharmaceutical Corporation 1-800-93NYMOX www.nymox.com

For Immediate Release:

NYMOX Announces Trading Resumed and New Listing on OTCQB Market

IRVINE CA, December 17, 2024. Nymox Pharmaceutical Corporation (“Nymox”) (OTC Markets NYMXF) announced today that the Company's stock has resumed trading under the symbol NYMXF on the Over the Counter QB (OTCQB®) Venture Market. This is a higher level tier from the Company's prior listing. With the new OTCQB listing, Nymox’s stock is now eligible for proprietary broker-dealer quotations.

Paul Averback, President of Nymox said, "We are delighted that Nymox has now qualified to be on the OTCQB exchange. The Company thanks the professional teams at the OTC who provided guidance and helped to make the process run as smoothly as possible. Our shareholders and investors have been very patient and supportive,-- and we thank our countless supporters, colleagues and friends for their many important contributions to Nymox's work."

"We all want to see the Company's important advances in prostate treatments make further progress to become available to the public. It is well known that there is a great unfulfilled need for safer and more effective prostate disease treatments", he said.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials for BPH and for early stage prostate cancer involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX™ administrations. NYMOZARFEX™ has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of NYMOZARFEX™ to treat BPH and prostate cancer and the estimated timing of further developments for NYMOZARFEX™. Such forward- looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or impliedby the forward- looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on NYMOZARFEX™, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of NYMOZARFEX™. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2023, and its Quarterly Reports.